Exhibit 4.2

FORESCOUT TECHNOLOGIES, INC.
SPECIAL STOCKHOLDER VOTING AGREEMENT AND IRREVOCABLE PROXY
THIS SPECIAL STOCKHOLDER VOTING AGREEMENT AND IRREVOCABLE PROXY (this “Agreement”) is made as of September 13, 2017, by and among the Chief Executive Officer of ForeScout Technologies, Inc. (the “Company”) in office from time to time, who is currently Michael DeCesare (the “Representative”), Amadeus II ‘A’, Amadeus II ‘B’, Amadeus II ‘C’, Amadeus II ‘D’ GmbH & Co KG, Amadeus II Affiliates Fund LP, Amadeus IV Velocity Fund L.P., Amadeus EI L.P. and Amadeus EII L.P. (together, the “Amadeus Entities”) and the Company. The Representative, the Amadeus Entities and the Company are each referred to herein as a “Party” and are collectively referred to herein as the “Parties.”
WHEREAS, as of the date hereof, the Amadeus Entities are the beneficial and record owners of such shares of capital stock of the Company as indicated on Schedule I hereto (the “Amadeus Shares”).
WHEREAS, for any matter (other than the Excluded Matters (as defined below)) requiring the vote or written consent of the stockholders of the Company pursuant to Sections 211 or 228 of the Delaware General Corporation Law (“DGCL”), the Amadeus Entities have agreed that as of the Effective Time (as defined below) the Amadeus Shares owned by the Amadeus Entities or any Affiliate (as defined below) of an Amadeus Entity as of the record date for such vote or written consent (collectively, the “Proxy Shares”) will be voted in identical proportions to the votes cast by other stockholders of the Company with respect to such matter.
WHEREAS, the Amadeus Entities desire, as of the Effective Time, to appoint the Representative, with full power of substitution and re-substitution, as each Amadeus Entity’s proxy to represent and vote or written consent with respect to all of the Proxy Shares in accordance with the terms and provisions hereof.
NOW, THEREFORE, in consideration of the foregoing premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:
SECTION 1
VOTING AGREEMENT AND IRREVOCABLE PROXY
1.1    Grant of Irrevocable Proxy. Effective as of the effectiveness (the “Effective Time”) of the registration statement filed by the Company under the U.S. Securities Act of 1933, as amended, related to the first public offering of the Company’s capital stock in a bona fide, firm commitment underwritten offering (the “IPO”), each Amadeus Entity does hereby irrevocably (to the fullest extent permitted by law) appoint and constitute the Representative, as the sole and exclusive attorney-in-fact and proxy holder of such Amadeus Entity, with full power of substitution and re-substitution, to the full extent of such Amadeus Entity’s rights with respect to the voting of the Proxy Shares to exercise this proxy and to have exclusive power to vote or to act by written consent with respect to the Proxy Shares, or refrain from voting or acting by written consent with respect to the Proxy Shares, in identical proportions to the votes cast by other stockholders of the Company with respect to any matter (other than an Excluded Matter) at any meeting of the stockholders of the Company as contemplated by Section 211 of the DGCL, however validly called, and in connection with any action by written consent of the stockholders of the Company pursuant to Section 228 of the DGCL regarding such matter (to the extent the Company’s certificate of incorporation then in effect provides for the ability of stockholders to act by written consent). This proxy is irrevocable (to the fullest extent permitted by law), is coupled with an interest and, notwithstanding anything in Section 212(b) of the DGCL to the contrary, is of indefinite duration, unless and until this Agreement is terminated pursuant to Section 1.9. For purposes of this Agreement, the term “Excluded Matter” shall mean (i) any matter relating to a Deemed Winding Up (as defined below) in the event that as of the record date of a vote at a meeting of stockholders or an action by written consent of the stockholders (to the extent the Company’s certificate of incorporation then in effect provides for the ability of stockholders to act by written consent), the Amadeus Entities own 18.0% or less of the Company’s then outstanding voting capital stock, (ii) any matter relating to the bankruptcy or insolvency of the Company, (iii) any matter that would adversely impact the rights, preferences or privileges of the Amadeus Entities in a manner different than the other stockholders of the Company (it being understood that the creation or issuance of securities with rights superior to, or pari passu with, the Amadeus Shares shall not be deemed an adverse effect with respect to such rights, preferences or privileges of the Amadeus Entities), (iv) any matter relating to Sections 1 (Registration Rights) or 11 (Miscellaneous) of the Amended and Restated Investor Rights Agreement by and among the Company, the Founders listed therein and the Investors listed therein, dated November 25, 2015 and as may be amended (the “IRA”), (v) any matter relating to the lock-up agreements or any other agreements that may be executed by an Amadeus Entity or any Affiliate of an Amadeus Entity in connection with the IPO, including but not limited to an underwriting agreement and custody agreement, if applicable, (vi) any amendment or waiver of this Agreement, or (vii) any matter that would limit or adversely affect the right or ability of the Amadeus Entities or any Affiliate of an Amadeus Entity to dispose of, or to direct the disposition of, any capital stock of the Company (including, without limitation, the Proxy Shares), including the right to tender, sell or exchange such shares in connection with a tender offer or other purchase or exchange offer commenced by the Company or any other person. For the avoidance of doubt, in the event that as of the record date for a vote of the Company’s stockholders pursuant to the DGCL at any meeting of the stockholders of the Company as contemplated by Section 211 of the DGCL, however validly called, or any action by written consent of the stockholders of the Company pursuant to Section 228 of the DGCL (to the extent the Company’s certificate of incorporation then in effect provides for the ability of stockholders to act by written consent) with respect to which stockholders will vote or act by written consent regarding the approval of a Deemed Winding Up the Amadeus Entities own more than 18.0% of the Company’s then outstanding voting capital stock, the irrevocable proxy granted to the Representative pursuant to this Agreement shall continue to apply to the Amadeus Shares as to the approval of such Deemed Winding Up; provided, however, for the sake of clarity such agreement shall in no way limit or prohibit any rights of the Amadeus Entities to demand or exercise appraisal rights in accordance with the DGCL as to such Deemed Winding Up to the extent that such shares are not voted in favor of such Deemed Winding Up and appraisal rights are available in connection with such transaction.
Effective as of the Effective Time, each Amadeus Entity revokes any and all previous proxies with respect to the Proxy Shares solely to the extent such existing proxies conflict with the proxy granted in this Section 1.1 and shall not hereafter, unless and until this Agreement terminates or expires pursuant to Section 1.9, grant any other proxy or power of attorney with respect to any of the Proxy Shares, deposit any of the Proxy Shares into a voting trust or enter into any agreement (other than this Agreement), arrangement or understanding with any person to vote, grant any proxy or give instructions with respect to the voting of any of the Proxy Shares (including in each case with respect to any stockholder actions by written consent) which shall conflict with the proxy granted in this Section 1.1.
1.2    Affiliates. Each Amadeus Entity shall cause each person or entity that it controls, is controlled by, or is under common control with (an “Affiliate”), to execute a joinder to this Agreement agreeing to be bound by all terms and conditions of this Agreement as an Amadeus Entity prior to any acquisition of shares of capital stock of the Company by such Affiliate.
1.3    Amadeus Director. The Amadeus Entities shall instruct the Amadeus Director (as defined in the IRA) to execute an irrevocable resignation letter with the Company to resign as a director from the board of directors of the Company (the “Board”) immediately prior to and contingent upon the Effective Time. In the event that the Amadeus Director fails to comply with such instructions, the Amadeus Entities shall take all necessary actions to remove the Amadeus Director from the Board immediately prior to and contingent upon the Effective Time and, notwithstanding the proportionality provisions of Section 1.1, in such event the Representative shall have the power to vote all of the Proxy Shares, at any meeting of the stockholders of the Company following the Effective Time held pursuant to Section 211 of the DGCL, however validly called, and in connection with any action by written consent of the stockholders of the Company pursuant to Section 228 of the DGCL, in favor of the removal of the Amadeus Director.
1.4    Termination of Amadeus Designee. The Amadeus Entities acknowledge that pursuant to the terms of the IRA the Amadeus Entities’ right to designate a person to the Board pursuant to Section 7(a)(iii) of the IRA automatically terminates upon the earlier of (i) the consummation of an IPO of the Company and (ii) a Deemed Winding Up. For the purposes of this Agreement, the term “Deemed Winding Up” shall mean a liquidation, dissolution or winding up of the Company, which shall be deemed to be occasioned by, or to include, but not be limited to, (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, own less than fifty percent (50%) of the voting power of the surviving entity immediately after such consolidation, merger or reorganization, provided that shares of the surviving or resulting corporation, or of the parent corporation of such surviving or resulting corporation, held by stockholders of the Company acquired by means other than the exchange or conversion of the shares of the Company in such consolidation, merger or reorganization shall not be used in determining if the shares of the Company outstanding immediately prior to such merger or consolidation continue to represent, or are converted or exchanged for shares which represent, immediately following such merger or consolidation the aforesaid majority but shall be used for determining the total outstanding voting power of the surviving or resulting entity; (ii) the acquisition of the Company by another entity by means of any transaction or series of related transactions (including, without limitation, any reorganization, merger or consolidation) that results in the transfer of fifty percent (50%) or more of the outstanding voting power of the Company; (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company; or (iv) the exclusive perpetual license of all or substantially all of the Company's intellectual property used in generating all or substantially all of the Company's revenue; provided, however, that a transaction shall not be deemed to be a liquidation, dissolution or winding up if its sole purpose is to change the state of the Company's incorporation.
1.5    Release and Waiver. To the fullest extent permitted by law, each Amadeus Entity hereby fully and forever releases, waives and relinquishes any right or entitlement it may have against the Representative and the Company and their respective officers, directors, employees, agents and assigns (“Releasees”) from any and all claims, liabilities or causes of action of any kind whatsoever, whether presently known or unknown, disclosed or undisclosed, suspected or unsuspected, including, without limitation, any claims, liabilities or causes of action premised upon any alleged breach of fiduciary duty or breach of any duty owed by an agent to its principal with respect to such action or inaction, arising from any acts or omissions that any Releasee may take or refrain from taking in the exercise of the proxy granted hereby and the voting of the Proxy Shares pursuant to the terms and conditions of this Agreement, except to the extent any such act or omission results from the willful misconduct or gross negligence of any Releasee. Each Amadeus Entity acknowledges that it has been advised to confer with legal counsel, or has voluntarily waived such advice, and is familiar with the provisions of Section 1542 of the California Civil Code, which provides as follows: “A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.” Each Amadeus Entity, being aware of said code section, agrees to expressly waive any rights it may have thereunder, as well as under any other statute or common law principles of similar effect.

1.6    The Representative. For the avoidance of doubt, this Agreement shall be deemed to bind any and all successive Chief Executive Officers of the Company, and such Chief Executive Officers of the Company shall possess the powers provided for herein, irrespective of whether any such Chief Executive Officer of the Company executes a joinder to this Agreement. The Company shall indemnify and hold harmless the Amadeus Entities, their Affiliates and their respective officers, directors, employees, agents and assigns from and against any and all losses, liabilities, damages, claims, fees, penalties, taxes, interest, costs and expenses, including reasonable costs of investigation and defense and reasonable fees and expenses of counsel, experts and other professionals to the extent arising from the Representatives voting, or threatening to vote, the Amadeus Shares in breach of the terms and conditions of this Agreement.
1.7    Certain Stock Purchases. Following the date on which the Amadeus Entities cease to own 10.0% of the outstanding shares of the Company’s voting capital stock, the Amadeus Entities agree not to purchase additional shares of capital stock of the Company without the Company’s prior written consent to the extent such purchase would cause the Amadeus Entities to own more than 10.0% of the outstanding shares of the Company’s voting capital stock. For the avoidance of doubt, nothing in this Agreement shall in any manner limit or adversely affect the right or ability of the Amadeus Entities or their Affiliates to dispose of, or to direct the disposition of, any capital stock of the Company (including, without limitation, the Proxy Shares), including the right to tender, sell or exchange such shares in connection with a tender offer or other purchase or exchange offer commenced by the Company or any other person.
1.8    Costs and Expenses. The Amadeus Entities, the Company and the Representative shall each bear their own legal and other expenses with respect to this Agreement and the matters contemplated herein.
1.9    Termination. This Agreement shall terminate and be of no further force or effect upon the earliest of (i) consummation of a Deemed Winding Up, (ii) immediately following the date the Company’s independent registered public accounting firm as of the date of this Agreement (the “ForeScout Auditor”) ceases to serve as the Company’s independent auditor; provided that the Board’s audit committee has concluded that the Company’s newly appointed independent registered public accounting firm (the “New Audit Firm”) is independent from the Company under Rule 2-01 of SEC Regulation S-X (“Rule 2-01”) and the applicable rules of the Public Company Accounting Oversight Board (the “PCAOB”), even in the absence of this Agreement, and the New Audit Firm has concurred with such assessment, (iii) such date that the Amadeus Entities and their Affiliates in the aggregate cease to own in excess of 10.0% of the then-outstanding shares of common stock of GroupSystems Corporation (“Think Tank”) and the Amadeus Entities and their Affiliates cease to have the right to designate a director to Think Tank’s board of directors, (iv) such date that the Amadeus Entities and their Affiliates in the aggregate cease to own in excess of 10.0% of the then-outstanding shares of the Company’s voting capital stock, (v) after considering in good faith any input from the Amadeus Entities, including receipt of legal advice from a reputable source, the Board, in its sole discretion, concludes that the proxy and other matters provided for in this Agreement are no longer required, (vi) the date that the ForeScout Auditor’s business relationship with Think Tank is no longer in effect and is not being considered for renewal by ForeScout’s Auditor, (vii) following the Effective Time, such date that the Company ceases to be subject to the periodic reporting requirements of Sections 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and does not otherwise file or furnish reports with the U.S. Securities and Exchange Commission or reasonably expect within the following twelve (12) months to be required to provide financial statements that must be audited in accordance with the rules of the SEC and PCAOB, (viii) upon the written consent of the Amadeus Entities, the Company and the Representative, (ix) ten (10) business days following the Effective Time, in the event that the IPO has not closed prior to such date; and (x) March 31, 2018, in the event the Effective Time has not occurred prior to such date; provided, however, that the provisions of (A) Section 1.7 shall remain in full force and effect and survive any termination of this Agreement pursuant to subsections (iii) or (iv) of this

Section 1.9 and (B) Section 1.10 shall remain in full force and effect and survive any termination of this Agreement.
1.10    Further Agreement. If following the termination of this Agreement for any reason, the Board’s audit committee or the ForeScout Auditor or the New Auditor, as applicable, determines that certain relationships between (i) any of the Amadeus Entities and/or their controlled entities, and (ii) the ForeScout Auditor or the New Auditor, as applicable, might impair such accounting firm’s independence from the Company, then, provided that the Company is then subject to, or reasonably expects to become subject to, the periodic reporting requirements of Sections 13(a) or 15(d) of the Exchange Act, or reasonably expects to be required to provide financial statements that must be audited in accordance with the rules of the SEC and PCAOB, the Parties shall negotiate in good faith to enter into a new agreement having substantially the same terms and conditions as this Agreement (provided that if such negotiation results from such aforementioned reasonable expectation, the effectiveness of such new agreement shall be conditioned on the Company actually becoming subject to such periodic reporting requirements or being required to provide such financial statements in accordance with the rules of the SEC and PCAOB).
1.11    Severability. In the event one or more of the provisions of this Agreement should, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement, and this Agreement shall be construed and interpreted in such manner as to be effective and valid under applicable laws.
SECTION 2
MISCELLANEOUS
2.1    Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties hereto agree that irreparable damage would occur in the event that any provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, it is agreed that the Parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions thereof as permitted by applicable laws, this being in addition to any other remedy to which they were entitled at law or equity.
2.2    Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the Amadeus Entities and the Company; provided, however, that an unaffiliated transferee or acquirer of shares of capital stock of the Company from the Amadeus Entities or their Affiliates shall not be bound by, or subject to, the terms or restrictions of this Agreement.
2.3    Governing Law. This Agreement and all acts and transactions pursuant hereto and the rights of obligations of the Parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of Delaware without regard to its choice of laws principles.
2.4    Jurisdiction and Venue. Any suit or proceeding relating to, arising out of or arising under this Agreement shall be brought in the federal or state courts located in the State of Delaware, which courts shall have the sole and exclusive in personam, subject matter and other jurisdiction in connection with such suit or proceedings and venue shall be appropriate for all purposes in such courts.

2.5    Counterparts. This Agreement may be executed in any number of counterparts and signatures may be delivered by facsimile, each of which may be executed by less than all Parties, each of which shall be enforceable against the Parties actually executing such counterparts, and all of which together shall constitute one instrument.
2.6    Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.
2.7    Notices. All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the Party to be notified; (ii) when sent by confirmed facsimile or electronic transmission if sent during normal business hours of the recipient, if not, then on the next business day; (iii) five (5) business days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (iv) one (1) business day after deposit with an internationally recognized overnight courier, specifying next business day delivery, with written verification of receipt. All notices and other communications required or permitted hereunder shall be addressed to the respective Party at its address set forth on the signature page of this Agreement, or at such other address as the respective Party shall have furnished. Subject to the limitations set forth in Section 232(e) of the DGCL, each of the Amadeus Entities consents to the delivery of any notice to stockholders given by the Company under the DGCL or the Company’s certificate of incorporation or bylaws by (i) facsimile telecommunication to the facsimile number set forth on the signature page of this Agreement (or to any other facsimile number for the Amadeus Entity in the Company’s records), (ii) electronic mail to the electronic mail address set forth on the signature page of this Agreement (or to any other electronic mail address for the Amadeus Entity in the Company’s records), (iii) posting on an electronic network together with separate notice to the Amadeus Entity of such specific posting or (iv) any other form of electronic transmission (as defined in the DGCL) directed to the Amadeus Entity. This consent may be revoked by an Amadeus Entity by written notice to the Company and may be deemed revoked in the circumstances specified in Section 232 of the DGCL. “Business Day” shall mean a day other than Saturday, Sunday or any other day on which banks in either San Francisco, California or London, England are authorized or required to close.
2.8    Not a Voting Trust. This Agreement is not a voting trust governed by Section 218 of the DGCL and should not be interpreted as such.
2.9    Amendment. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Amadeus Entities, the Company and the Representative.
2.10    Jury Trial. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING (WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATED TO THIS AGREEMENT. If the waiver of jury trial set forth in this section is not enforceable, then any claim or cause of action arising out of or relating to this Agreement shall be settled by judicial reference pursuant to California Code of Civil Procedure Section 638 et seq. before a referee sitting without a jury, such referee to be mutually acceptable to the parties or, if no agreement is reached, by a referee appointed by the Presiding Judge of the California Superior Court for Santa Clara County. This paragraph shall not restrict a party from exercising remedies under the Uniform Commercial Code or from exercising pre-judgment remedies under applicable law.

2.11    Acknowledgement. Each Party acknowledges that, in executing this Agreement, such Party has had the opportunity to seek the advice of independent legal counsel, and has read and understood all of the terms and provisions of this Agreement. This Agreement shall not be construed against any Party by reason of the drafting or preparation hereof.
[SIGNATURE PAGE TO FOLLOW]

IN WITNESS WHEREOF, the Parties have executed this Voting Agreement and Irrevocable Proxy as of the date set forth above.

AMADEUS II ‘A’		AMADEUS II ‘B’
By:	Amadeus Capital Partners Limited its Manager	By:	Amadeus Capital Partners Limited its Manager
Name:	/s/ Anne Glover	Name:	/s/ Anne Glover
Title:	Director	Title:	Director
Address: Suite 1, 2nd Floor, Quayside, Cambridge, England CB5 8AB		Address: Suite 1, 2nd Floor, Quayside, Cambridge, England CB5 8AB

AMADEUS II ‘C’		AMADEUS II ‘D’ GMBH & CO KG
By:	Amadeus Capital Partners Limited its Manager	By:	Amadeus Capital Partners Limited its Manager
Name:	/s/ Anne Glover	Name:	/s/ Anne Glover
Title:	Director	Title:	Director
Address: Suite 1, 2nd Floor, Quayside, Cambridge, England CB5 8AB		Address: Suite 1, 2nd Floor, Quayside, Cambridge, England CB5 8AB

IN WITNESS WHEREOF, the Parties have executed this Voting Agreement and Irrevocable Proxy as of the date set forth above.

AMADEUS II AFFILIATES FUND LP		AMADEUS EI L.P.
By:	Amadeus Capital Partners Limited its Manager	By:	Amadeus Capital Partners Limited its Manager
Name:	/s/ Anne Glover	Name:	/s/ Anne Glover
Title:	Director	Title:	Director
Address: Suite 1, 2nd Floor, Quayside, Cambridge, England CB5 8AB		Address: Suite 1, 2nd Floor, Quayside, Cambridge, England CB5 8AB

AMADEUS IV VELOCITY FUND L.P.			AMADEUS EII L.P.
By:	Amadeus Capital Partners Limited its Manager	By:	Amadeus Capital Partners Limited its Manager
Name:	/s/ Anne Glover	Name:	/s/ Anne Glover
Title:	Director	Title:	Director
Address: Suite 1, 2nd Floor, Quayside, Cambridge, England CB5 8AB		Address: Suite 1, 2nd Floor, Quayside, Cambridge, England CB5 8AB

IN WITNESS WHEREOF, the Parties have executed this Voting Agreement and Irrevocable Proxy as of the date set forth above.

FORESCOUT TECHNOLOGIES, INC.

By:	/s/ Darren Milliken
Name: Darren Milliken
Title: Senior Vice President and General Counsel

Address:

ForeScout Technologies, Inc.
190 West Tasman Drive
San Jose, CA USA 95134
Darren.Milliken@forescout.com

IN WITNESS WHEREOF, the Parties have executed this Voting Agreement and Irrevocable Proxy as of the date set forth above.

REPRESENTATIVE

By:	/s/ Michael DeCesare
Name: Michael DeCesare
Title: Chief Executive Officer

Address:

c/o ForeScout Technologies, Inc.
190 West Tasman Drive
San Jose, CA USA 95134
Michael.DeCesare@forescout.com

Schedule I
Amadeus Shares

Name	Number of shares
Amadeus II ‘A’	4,214,168
Amadeus II ‘B’	2,809,443
Amadeus II ‘C’	1,966,643
Amadeus II ‘D’ GmbH & Co KG	93,623
Amadeus II Affiliates Fund L.P.	280,934
Amadeus IV Velocity Fund L.P.	1,144,889
Amadeus EII L.P.	1,297,185
Amadeus EI L.P.	421,645